VIA EDGAR

October 25, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Cascio, Accounting Branch Chief and Christie Wong, Staff Accountant
Division of Corporation Finance
Office of Healthcare and Insurance

RE:	Horizon Therapeutics Public Ltd Company
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 24, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2021
Filed August 4, 2021
File No. 001-35238

Dear Mr. Cascio and Ms. Wong,

Horizon Therapeutics Public Ltd Company (“Horizon”, the “Company”, “we”, “our”) sets forth below its response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) in your letter dated October 13, 2021, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed on February 24, 2021, and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, as filed on August 4, 2021. To facilitate your review, we have included in bold italics below the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 122

1.

We note your response to comment 1 and that adjusted EBITDA is closely aligned with the material terms of your credit agreement. If you are presenting adjusted EBITDA as a liquidity measure please revise to present it exactly as defined in the credit agreement and provide all the disclosures required by Question 102.09 in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, including all the material terms of the credit agreement, the full calculation of the debt covenant measure, the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant. The liquidity measure should also be reconciled to operating cash flows. Disclosures related to adjusted EBITDA as a performance measure should be removed.

Response

We respectfully advise the Staff that the credit agreement does not have financial covenants that are based on adjusted EBITDA, but rather the interest rate under the credit agreement is subject to adjustment if a measure that is substantially the same as the Company’s calculation of adjusted EBITDA is above or below certain thresholds. Due to the fact that the Company otherwise discloses adjusted EBITDA, which is currently substantially the same as the measure calculated under the credit agreement, the Company has not in the past separately disclosed or presented the full calculation of the credit agreement measure. If we begin to separately disclose the credit agreement measure because “adjusted EBITDA” will no longer be closely correlated with the credit agreement measure, we would like to discuss with the Staff whether that presentation would be viewed as a liquidity measure given its use in the credit agreement, which is not as a financial or operating covenant.

2.

If you are presenting adjusted EBITDA as a performance measure, we continue to believe that your adjustments to exclude the upfront and milestone payments related to license and collaboration agreements are inconsistent with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G for all periods presented in future filings.

Response

We continue to believe that for the reasons set forth in our letter dated October 7, 2021, including our footnote disclosure of the upfront and milestone payments that are excluded from adjusted EBITDA, that our presentation is not misleading. As the Staff’s letter dated October 13, 2021 did not address these specific reasons in our October 7, 2021 letter, we would appreciate discussing with the Staff which aspects of our current adjusted EBITDA presentation it believes are inconsistent with its guidance and, were the Company to change the manner in which it presents adjusted EBITDA, how best to mitigate investor confusion given the other uses the Company makes of adjusted EBITDA measures and the fact that many of the Company’s peers continue to exclude similar payments from their adjusted EBITDA measures.

In furtherance of the above, we would appreciate a teleconference with the Staff to further discuss our presentation of adjusted EBITDA and any future changes in our use of that measure in a manner that would mitigate investor confusion and be consistent with the Staff’s guidance. Please advise us if a meeting during the week of November 1 would be feasible for the Staff, as that is the first week our constituents and outside advisors would be available due to pre-scheduled meetings and travel.

Very truly yours,

/s/ Paul W. Hoelscher
Paul W. Hoelscher
Executive Vice President, Chief Financial Officer